Exhibit 21.1

Subsidiaries

The entity names below are as of March 14, 2025:

Entity		Jurisdiction of Incorporation
Astrana Health Management, Inc.		California
Community Family Care Health Plan		California
Astrana Health Technologies, Inc.		Delaware
APAACO, Inc.		Delaware
Metropolitan IPA		California
Golden Triangle Physician Alliance,		Texas
Heritage Physician Networks		Texas
For your Benefit, Inc.		California
Collaborative Health System, LLC		New York
Accountable Care Coalition Direct Contracting, LLC		Florida
Accountable Care Coalition of Southeast Texas, Inc.		Texas
Astrana Health Medical Corporation*		California
Astrana Care Partners Medical Corporation*		California
Allied Physicians of California, A Professional Medical Corporation*		California

	*	Variable Interest Entity